Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 - 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Board Re-Elected
Saskatoon, Saskatchewan, Canada, May 26, 2010
Cameco Corporation (TSX: CCO; NYSE: CCJ) has announced the re-election of 12 board members at its annual meeting today.
Shareholders re-elected board members John Clappison, Joe Colvin, James Curtiss, Donald Deranger, James Gowans, Gerald Grandey, Nancy Hopkins, Oyvind Hushovd, George Ivany, Anne McLellan, Neil McMillan and Victor Zaleschuk.
The meeting also marked the retirement of two long-time board members, Senator Robert Peterson and Mr. George Dembroski.
Senator Peterson, who is the president and chief operating officer of Regina-based Denro Holdings Ltd. and is an engineer by profession, joined Cameco’s board in 1994. He was appointed to the Canadian Senate in 2005.
Mr. Dembroski, a chartered accountant, has been a board member since 1996. He is a former vice-chairman and director of RBC Dominion Securities Ltd.
“Over the years, Senator Peterson has provided Cameco with valuable insight on stakeholder relations in Saskatchewan and Canada,” said board chairman Victor Zaleschuk. “Mr. Dembroski, during his tenure, was a strong voice for shareholder value and provided the board sound advice on public equity markets.”
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
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Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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